EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong third quarter 2022 results
Increasing 2022 outlook based on solid execution across our North American portfolio
CALGARY, Alberta – November 9, 2022 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its third quarter results today, reporting continued strong performance. “Our portfolio remains resilient despite the economic headwinds facing the broader market,” said TC Energy's President and Chief Executive Officer, François Poirier. “Demand for our services across our North American portfolio remains high and we continue to see strong utilization, availability, and overall asset performance. Comparable EBITDA1 was 10 per cent higher and segmented earnings 16 per cent higher relative to third quarter 2021. As a result, we have increased our 2022 comparable EBITDA outlook which is now expected to be approximately four per cent higher than 2021."
“We remain opportunity rich with a portfolio of $34 billion in fully sanctioned secured capital projects that will support long-term sustainable comparable EBITDA growth and an expected annual dividend growth rate of three to five per cent. Along with increased cash flows, capital rotation will increase in its prominence to fund accretive growth opportunities, accelerate our deleveraging priorities and deliver incremental value to our shareholders."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Revised 2022 comparable EBITDA outlook to be higher than 2021, with an expected year-over-year growth rate of approximately four per cent. 2022 comparable earnings per common share1 are expected to be consistent with 2021
•Third quarter 2022 results were underpinned by solid utilization, safe operations and availability across our assets during peak demand. The continued need for energy security has placed renewed focus on the long-term role we believe our infrastructure will play in responsibly fulfilling North America's growing energy demand:
◦Louisiana XPress was phased into service during the quarter and has increased our market share from 25 to approximately 30 per cent of volumes destined for export from third-party U.S. LNG facilities
◦Total NGTL System deliveries averaged 12.4 Bcf/d, up four per cent compared to third quarter 2021
◦U.S. Natural Gas Pipelines flows averaged 25.8 Bcf/d, up six per cent compared to third quarter 2021
◦Bruce Power provided emission-less power with approximately 95 per cent availability during third quarter 2022
◦The Keystone Pipeline System safely reached a record month in September, delivering approximately 640,000 Bbl/d as we commercialized an incremental 10,000 Bbl/d of contracts from the 2019 Open Season
•Third quarter 2022 financial results:
◦Net income attributable to common shares of $0.8 billion or $0.84 per common share compared to net income of $0.8 billion or $0.80 per common share in 2021. Comparable earnings1 of $1.1 billion or $1.07 per common share compared to $1.0 billion or $0.99 per common share in 2021
◦Segmented earnings of $1.8 billion compared to segmented earnings of $1.5 billion in 2021 and comparable EBITDA of $2.5 billion compared to $2.2 billion in 2021
◦Net cash provided by operations of $1.7 billion was consistent with 2021 results and comparable funds generated from operations1 was $1.6 billion, consistent with 2021 results
•Declared a quarterly dividend of $0.90 per common share for the quarter ending December 31, 2022
1 Comparable earnings, comparable earnings per common share, comparable funds generated from operations and comparable EBITDA are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Net income attributable to common shares, Net income per common share, Net cash provided by operations and Segmented earnings, respectively. For more information on non-GAAP measures, refer to the Non-GAAP section of this news release.

•Dividend Reinvestment Plan (DRP) participation rate amongst common shareholders was approximately 38 per cent resulting in $342 million reinvested in common equity from the dividends declared July 27, 2022, subsequently paid on October 31, 2022
•Continued to execute on our $34 billion secured capital program, with $2.6 billion invested in third quarter 2022
•Placed the Louisiana XPress, Elwood Power and Wisconsin Access projects into commercial service adding approximately 1 Bcf/d of U.S. natural gas capacity
•Sanctioned the US$0.4 billion Gillis Access project, a 1.5 Bcf/d header system that will connect growing supply from the Haynesville basin to Louisiana markets including the rapidly expanding Louisiana LNG export market. The project has an anticipated in-service date of 2024
•Sanctioned the $0.6 billion Valhalla North and Berland River (VNBR) project in November 2022 that will use non-emitting electric compression to connect migrating supply to key demand markets on our NGTL System with expected in-service in 2026
•Executed definitive agreements in July 2022 with LNG Canada that addressed and resolved disputes over certain incurred and anticipated costs of the Coastal GasLink pipeline project
•Established a strategic alliance with the Comisión Federal de Electricidad (CFE) in August 2022 for the completion and development of natural gas infrastructure in central and southeast Mexico
◦Placed the north section of the Villa de Reyes pipeline (VdR North) and the east section of the Tula pipeline (Tula East) into commercial service during the third quarter of 2022
◦Reached a final investment decision to proceed and build the US$4.5 billion Southeast Gateway pipeline, a 1.3 Bcf/d, 715 km offshore natural gas pipeline to serve the southeast region of Mexico with an expected in-service date by mid-2025
•Issued common equity for gross proceeds of approximately $1.8 billion in August 2022 to fund costs associated with the construction of the Southeast Gateway pipeline.
2022 Report on Sustainability, ESG Data Sheet and Reconciliation Action Plan Update and other energy transition highlights
•Reaffirmed our commitments and demonstrated progress against key targets:
◦Exceeded gender target for Board composition (38 per cent in 2022)
◦Increased number of women and visible minorities in leadership positions in corporate locations
◦Achieved annual target of restoring 100 per cent of sensitive habitat impacted by capital projects
•Formed an Indigenous Advisory Council to directly advise our senior leadership on Indigenous matters
•Signed a 10 per cent equity interest option agreement with 16 Indigenous communities along the Coastal GasLink project corridor
•On track to deliver 30 per cent emissions intensity reduction by 2030 and positioning to achieve net zero emissions by 2050:
◦Reached key milestone by obtaining independent third-party limited assurance over our 2021 Scope 1 and 2 GHG emissions and corporate emissions intensity data
•Continued to advance our investments in decarbonization and emission-less energy solutions:
◦Enhanced our renewable energy strategy with sanctioning of Saddlebrook Solar and Lynchburg Renewable Fuels
◦Advanced strategic partnerships in emerging technologies such as carbon capture utilization and storage (CCUS) with Pembina Pipeline Corporation to jointly develop the Alberta Carbon Grid (ACG), the development of hydrogen hubs with Hyzon Motors Inc. and Nikola Corporation and renewable natural gas (RNG) with GreenGas USA
◦Progressed decarbonization projects that are expected to lower our overall emissions intensity including; VNBR, Gillis Access, Wisconsin Access, Elwood Power, and the VR and WR projects.

	three months ended September 30		nine months ended September 30
(millions of $, except per share amounts)	2022	2021	2022	2021

Income
Net income attributable to common shares	841	779	2,088	697
per common share – basic	$0.84	$0.80	$2.11	$0.72

Segmented earnings
Canadian Natural Gas Pipelines	409	343	1,152	1,060
U.S. Natural Gas Pipelines	714	692	1,735	2,253
Mexico Natural Gas Pipelines	113	144	395	434
Liquids Pipelines	268	285	801	(1,973)
Power and Storage	289	116	535	437
Corporate	(9)	(36)	12	(40)
Total segmented earnings	1,784	1,544	4,630	2,171

Comparable EBITDA
Canadian Natural Gas Pipelines	713	631	2,038	2,001
U.S. Natural Gas Pipelines	926	890	2,948	2,824
Mexico Natural Gas Pipelines	204	171	542	515
Liquids Pipelines	332	387	1,002	1,146
Power and Storage	295	166	704	501
Corporate	(9)	(7)	(16)	(14)
Comparable EBITDA	2,461	2,238	7,218	6,973
Depreciation and amortization	(653)	(610)	(1,914)	(1,888)
Interest expense included in comparable earnings	(666)	(596)	(1,866)	(1,743)
Allowance for funds used during construction	116	81	254	195
Interest income and other included in comparable earnings	41	91	125	341
Income tax expense included in comparable earnings	(202)	(195)	(554)	(573)
Net income attributable to non-controlling interests	(8)	(8)	(28)	(83)
Preferred share dividends	(21)	(31)	(85)	(108)
Comparable earnings	1,068	970	3,150	3,114
Comparable earnings per common share	$1.07	$0.99	$3.19	$3.21

Net cash provided by operations	1,701	1,712	4,350	5,089
Comparable funds generated from operations	1,637	1,556	5,068	5,333
Capital spending[1]	2,583	1,687	5,789	5,011

Dividends declared
Per common share	$0.90	$0.87	$2.70	$2.61

Basic common shares outstanding (millions)
– weighted average for the period	1,000	979	988	970
– issued and outstanding at end of period	1,012	979	1,012	979
1    Includes Capital expenditures and Contributions to equity investments.

CEO Message
In the third quarter of 2022 we continued to demonstrate the resiliency of our business in the face of rising inflation, interest rates and commodity price volatility. As we have demonstrated through many economic cycles over the past two decades, the demand for our services remains high and is largely insulated from volatility given approximately 95 per cent of our business is either rate-regulated or underpinned by long-term contracts. As a result, our comparable EBITDA was 10 per cent higher than 2021 and we have increased our comparable EBITDA outlook for 2022. By utilizing our synergistic footprint, we continue to develop solutions to move, generate and store the energy North America relies on in a secure and increasingly sustainable way.
We expect our fully sanctioned secured capital program to deliver a 2021-2026 comparable EBITDA compounded annual growth rate of six per cent that will support our expected three to five per cent annual dividend growth, funding of capital commitments and reduction of our overall leverage metrics. Our sanctioned capital program will be funded through a combination of growing cash flows, incremental long-term debt and hybrid security capacity, commercial paper, and our DRP that is expected to be in place through the dividend declarations for the quarter ending June 30, 2023. Under our current outlook and without any proceeds from asset sales, we expect to achieve our deleveraging target by 2026.
Being opportunity rich means we expect to continue to sanction additional high-quality growth projects. Capital rotation will be utilized to fund these accretive opportunities and bring forward our deleveraging target from 2026. We intend to execute the divestiture program through 2023, with proceeds expected to be in excess of $5 billion through the potential sale of discrete assets and/or minority interests. We will consider a multitude of factors in determining where to rotate capital including valuation, pro forma impact on per share and credit metrics, longer-term portfolio migration, simplicity of corporate structure and the impact on our ability to achieve our sustainability goals. Any potential impact on our growth trajectory out to 2026 will be determined by the timing and proceeds of assets monetized, along with the contribution from projects yet to be sanctioned. However, the additional financial flexibility created through this process will enhance our strategic positioning to deliver shareholder value over the medium to long term. We expect this to further support our dividend growth guidance of three to five per cent per annum.
Our industry-leading secured capital program is now $34 billion and we expect to sanction approximately $5 billion of projects per year throughout the decade. We have added the US$0.4 billion Gillis Access Project, a 1.5 Bcf/d header system that will connect growing supply from the Haynesville basin to Louisiana markets including the rapidly expanding Louisiana LNG export market. The project has an anticipated in-service date of 2024. Additionally, we sanctioned the $0.6 billion VNBR project on our NGTL System that will use non-emitting electric compression to ensure connectivity between migrating supply in the WCSB and key demand markets. Importantly, our secured capital program is largely underpinned by long-term, take-or-pay contracts and/or regulated business models that support the resilience and sustainable growth of our future EBITDA.
Furthermore, we executed a first-of-its-kind strategic alliance with the CFE in Mexico to jointly develop the US$4.5 billion Southeast Gateway pipeline. The agreement further demonstrates how we are leveraging our differentiated North American strategy to deliver energy solutions across our extensive footprint. Once in service in mid-2025, the Southeast Gateway pipeline is expected to benefit millions of people through increased access to clean, reliable and affordable energy. In order to support execution of this accretive project, we issued $1.8 billion in common equity to provide certainty around our go-forward funding plan. In addition, we resolved international arbitrations with the CFE on the Villa de Reyes and Tula pipeline projects allowing us to earn a full return on and of all previous capital invested.
Looking forward, we will maintain our focus on safety, operational excellence, and executing our industry-leading growth portfolio. We intend to expand, extend and modernize our existing natural gas pipeline network while reducing our GHG emissions intensity and providing customer-driven low-carbon energy solutions. Our consistent strategy has proven resilient through multiple economic cycles delivering 22 consecutive years of dividend growth and we remain confident in our ability to do so going forward.

OUTLOOK
Comparable EBITDA and comparable earnings
•2022 comparable EBITDA is expected to be higher than 2021 and 2022 comparable earnings per common share outlook is expected to be consistent with 2021. We continue to monitor the impact of changes in energy markets, our construction projects and regulatory proceedings as well as COVID-19 for any potential effect on our 2022 comparable EBITDA and comparable earnings per share.
Consolidated capital spending and equity investments
•Our total capital expenditures for 2022 are now expected to be approximately $9.5 billion. The increase from the amount outlined in the 2021 Annual Report is primarily due to 2022 installments of approximately $1.3 billion for partner equity contributions to the Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP) in accordance with revised agreements with Coastal GasLink LP. In addition, approximately US$0.7 billion in capital expenditures are expected in 2022 related to the construction of the Southeast Gateway pipeline subsequent to the final investment decision (FID) reached with the CFE in August 2022. Refer to the Recent developments section for additional information on Coastal GasLink and the Southeast Gateway pipeline. Finally, higher project costs are expected for the NGTL System reflecting inflationary pressures on labour and materials, additional regulatory conditions and other factors. We continue to monitor developments on construction projects, focus on cost mitigation strategies and assess market conditions as well as the impact of COVID-19 for further changes to our overall 2022 capital program.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: On July 28, 2022, Coastal GasLink LP executed definitive agreements with LNG Canada that addressed and resolved disputes over certain incurred and anticipated costs of the Coastal GasLink pipeline project.
The revised project agreements incorporate a new cost estimate for the project of $11.2 billion, which reflects an increase from the original project cost estimate due to scope increases and the impacts of COVID-19, weather and other events outside of Coastal GasLink LP’s control. Current market conditions, including inflationary impacts on labour costs, could result in final project costs that are higher than this new estimate. Mechanical in-service is expected to be reached by the end of 2023. Commercial in-service of the Coastal GasLink pipeline will occur after completion of commissioning the pipeline.
The revised $11.2 billion project cost will be funded in part by existing project-level credit facilities with a revised total capacity of $8.4 billion following an expansion of $1.6 billion. Required project equity of $2.8 billion includes an additional $1.9 billion equity contribution from TC Energy, payable in monthly installments from August 2022 to February 2023 that does not result in a change to our 35 per cent ownership. Additional equity financing required to fund construction of the pipeline will initially be financed through a subordinated loan agreement between TC Energy and Coastal GasLink LP which was originally put in place in fourth quarter 2021 and was amended on July 28, 2022. Following these amendments, draws by Coastal GasLink LP will be provided through an interest-bearing loan, subject to a floating market-based interest rate, which will be repaid with funds from equity contributions to the partnership by the Coastal GasLink LP partners, including us, subsequent to the in-service date of the Coastal GasLink pipeline when final project costs are determined. Committed capacity under this subordinated loan agreement between TC Energy and Coastal GasLink LP has been and will continue to be stepped down over time. At September 30, 2022, total available capacity under the subordinated loan agreement was $1.8 billion with an outstanding balance of $250 million. We currently estimate our portion of the equity contributions to Coastal GasLink LP over the project life to be approximately $2.1 billion, including the $1.9 billion equity contribution noted above.

On March 9, 2022, we announced the signing of option agreements to sell a 10 per cent equity interest in Coastal GasLink LP to Indigenous communities across the project corridor. The opportunity to become business partners through equity ownership was made available to all 20 Nations holding existing agreements with Coastal GasLink LP. The Nations have established two entities that together currently represent 16 Indigenous communities that have confirmed their support for the option agreements. The equity option is exercisable after commercial in-service of the pipeline, subject to customary regulatory approvals and consents, including the consent of LNG Canada.
The Coastal GasLink pipeline project is approximately 75 per cent complete. The entire route has been cleared, grading is more than 84 per cent complete and approximately 400 km of pipeline has been backfilled with reclamation activities underway in many areas.
•NGTL System: In the nine months ended September 30, 2022, the NGTL System placed approximately $1.9 billion of capacity projects in service.
•VNBR Project: In November 2022, we sanctioned the VNBR project which will serve aggregate system requirements and connect migrating supply to key demand markets, providing incremental capacity on the NGTL System of approximately 527 TJ/d (500 MMcf/d) and contribute to lower GHG emission intensity for the overall system. With an estimated capital cost of $0.6 billion, the project consists of approximately 33 km (21 miles) of new pipeline, one new non-emitting electric compressor unit and associated facilities. An application for the project is expected to be submitted to CER in third quarter 2023, with an anticipated in-service date in 2026 subject to regulatory approval.
U.S. Natural Gas Pipelines
•Louisiana XPress Project: The Louisiana XPress project, a Columbia Gulf project designed to connect natural gas supply to U.S. Gulf Coast LNG export facilities, was phased into service over the course of third quarter 2022.
•Elwood Power and Wisconsin Access Projects: The Elwood Power and Wisconsin Access projects, both including upgrade and reliability components, while reducing emissions along portions of the ANR pipeline system, were placed into commercial service on November 1, 2022.
•Gillis Access Project: In November 2022, we sanctioned development of the Gillis Access project, a 1.5 Bcf/d greenfield pipeline system that will connect supplies from the Haynesville basin at Gillis to markets elsewhere in Louisiana. The 42 mile Louisiana header system will also enable the rapidly growing Louisiana LNG export market to access Haynesville-sourced gas production as well as create a platform for further growth into the southeast Louisiana markets. The project has an anticipated in-service date in 2024 and a total estimated cost of US$0.4 billion.
Mexico Natural Gas Pipelines
•Strategic Alliance with the CFE: On August 4, 2022, we announced a strategic alliance with Mexico’s state-owned electric utility, the CFE, for the development of new natural gas infrastructure in central and southeast Mexico. This alliance consolidates previous TSAs executed between TC Energy’s Mexico-based subsidiary Transportadora de Gas Natural de la Huasteca (TGNH) and the CFE in connection with our natural gas pipeline assets in central Mexico (including the Tamazunchale, Villa de Reyes and Tula pipelines) under a single, U.S. dollar-denominated take-or-pay contract that extends through 2055. This agreement also resolves and terminates previous international arbitrations with the CFE related to the Villa de Reyes and Tula pipelines.
In connection with the strategic alliance, we reached an FID to proceed and build the Southeast Gateway pipeline, a 1.3 Bcf/d, 715 km offshore natural gas pipeline to serve the southeast region of Mexico with an expected in-service by mid-2025 and an estimated project cost of US$4.5 billion.
The lateral section of the Villa de Reyes pipeline was mechanically completed in second quarter 2022, while VdR North and Tula East were placed into commercial service in third quarter 2022. We are working with the CFE, and expect the lateral and the south sections of the Villa de Reyes pipeline to begin commercial service in 2023. Additionally, we have agreed to jointly develop and complete the central segment of the Tula pipeline, subject to an FID.

Subject to regulatory approvals from Mexico’s economic competition commission and the Regulatory Energy Commission, the strategic alliance provides the CFE with the ability to hold an equity interest in TGNH, which is conditional upon the CFE contributing capital, acquiring land and supporting permitting on the TGNH projects. Upon in-service of the Southeast Gateway pipeline, the CFE’s equity interest in TGNH would equal 15 per cent, which would increase to approximately 35 per cent upon expiry of the contract in 2055. Regulatory approvals related to the CFE's equity participation in TGNH are expected to take up to 24 months.
Power and Storage
•Saddlebrook Solar Project: On October 4, 2022, we announced that we have begun pre-construction activities on the Saddlebrook Solar project located near Aldersyde, Alberta. The expected capital cost of this 81 MW project is $146 million with the project partially supported by $10 million from Emissions Reduction Alberta. Construction is expected to be completed in 2023.
Other Energy Solutions
•ACG: In June 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale carbon transportation and sequestration system which, when fully constructed, will be capable of transporting more than 20 million tonnes of carbon dioxide annually. On October 18, 2022, ACG announced that it has entered into a carbon sequestration evaluation agreement with the Government of Alberta to further evaluate one of the largest Areas of Interest (AOI) for safely storing carbon from industrial emissions in Alberta. This agreement will allow ACG to continue evaluating the suitability of our AOI and move forward into the next stage of the province’s CCUS process to provide confidence to customers, Indigenous communities, stakeholders and the Government of Alberta in the project's carbon storage capabilities. Designed to be an open-access system, ACG proposes to leverage existing right of ways and/or pipelines to connect the Alberta Industrial Heartland emissions region to a key sequestration location.
•Lynchburg Renewable Fuels: On October 17, 2022, we announced a US$29 million investment for 30 per cent ownership in the Lynchburg Renewable Fuels project, a renewable natural gas production facility in Lynchburg, Tennessee being developed by 3 Rivers Energy Partners, LLC. Along with our ownership interest, we will market all RNG and environmental attributes generated from the facility once operational in 2024. We also have the option to jointly develop future RNG projects with 3 Rivers Energy Partners, LLC.
Corporate
•DRP: To prudently fund our growth program that includes increased project costs on the NGTL System and following our obligation to make an equity contribution of $1.9 billion to Coastal GasLink LP, we reinstated the issuance of common shares from treasury at a two per cent discount under our DRP commencing with the dividends declared on July 27, 2022. With respect to the common share dividends declared on July 27, 2022, subsequently paid on October 31, 2022, the DRP participation rate amongst common shareholders was approximately 38 per cent resulting in $342 million reinvested in common equity. The discounted DRP is expected to be in place through the dividend declarations for the quarter ending June 30, 2023.
•Common Shares Issued Under Public Offering: On August 10, 2022 we issued 28.4 million common shares at a price of $63.50 each for gross proceeds of approximately $1.8 billion. We will use the proceeds of the offering, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway pipeline.

Teleconference and Webcast
We will hold a teleconference and webcast on Wednesday, November 9, 2022 at 6:30 a.m. (MST) / 8:30 a.m. (EST) to discuss our third quarter 2022 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/12255.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on November 16, 2022. Please call 1.855.669.9658 and enter pass code 9477.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2022 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2021 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2022 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings; (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.
Additional Information
This release should also be read in conjunction with our December 31, 2021 audited Consolidated financial statements and notes and the MD&A in our 2021 Annual Report. Capitalized abbreviated terms that are used but not otherwise defined herein are defined in our 2021 Annual Report. Certain comparative figures have been adjusted to reflect the current period's presentation.
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